Delisting Determination,The Nasdaq Stock Market, LLC,
August 31, 2017, Crossroads Systems, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Crossroads Systems, Inc. (the Company), effective at the opening of the trading session on September 11, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified
of the Staffs determination on August 14, 2017. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on August 23, 2017.